CONFIDENTIAL

May 26, 2016

VIA EDGAR

Mr. W. John Cash
Branch Chief
Division of Corporation Finance
United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

RE:    PulteGroup, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 8, 2016
Response Letter Dated May 5, 2016
File No. 1-9804

Dear Mr. Cash:

The following is our response to your comment letter dated May 23, 2016 relating to the above referenced filing of PulteGroup, Inc. filed with the United States Securities and Exchange Commission (“SEC”). For ease of review, we have reproduced the Staff's comment below in bold and our reply follows in a lighter font.

Form 10-K for Fiscal Year Ended December 31, 2015
Item 8. Financial Statements and Supplementary Data, page 42
Note 12. Commitments and contingencies - Self-insured risks, page 73

1.
We note your response to our letter dated April 22, 2016, including your proposed disclosures. In regard to the insurance receivables you recorded, please disclose the amounts recorded that are being contested and discuss the reasons you concluded these amounts are probable of recovery.

In future filings, beginning with our Form 10-Q for the quarter ending June 30, 2016, we will disclose the amounts of recorded insurance receivables that are being contested and the reasons we conclude that such amounts are probable of recovery.

We would welcome the opportunity to discuss any questions you may have regarding this response at your convenience. You may contact me at (404) 978-6417.

Very truly yours,

/s/ Robert T. O'Shaughnessy

Robert T. O'Shaughnessy
Executive Vice President and Chief Financial Officer

PulteGroup, Inc., 3350 Peachtree Road N.E., Suite 150, Atlanta, GA 30326
404.978.6400 pultegroupinc.com